Exhibit 99.1

SCOTIABANK ANNOUNCES DIVIDEND ON OUTSTANDING SHARES

TORONTO, ON (08/27/19) – Scotiabank today announced a dividend on the outstanding shares of the Bank, payable October 29, 2019 to shareholders of record at the close of business on October 1, 2019:

Common Shares

• Dividend No. 601                         of         $0.90 per share;

Non-Cumulative Preferred Shares

• Series 30, Dividend No. 38         of         $0.113750 per share;

• Series 31, Dividend No. 18         of         $0.167679 per share;

• Series 32, Dividend No. 36         of         $0.128938 per share;

• Series 33, Dividend No. 15         of         $0.189104 per share;

• Series 34, Dividend No. 15         of         $0.343750 per share;

• Series 36, Dividend No. 14         of         $0.343750 per share;

• Series 38, Dividend No. 12         of         $0.303125 per share;

• Series 40, Dividend No.   4         of         $0.303125 per share;

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan (the “Plan”). As previously announced, until such time as the Bank elects otherwise, the Bank has discontinued the issuance of common shares from treasury under the Plan. Purchases of common shares under the Plan will be made by Computershare Trust Company of Canada, as agent under the Plan, in the secondary market at the Average Market Price (as defined in the Plan). All brokerage commissions or service charges in connection with such purchases will be paid by the Bank.

For further information:

Philip Smith, Investor Relations, Scotiabank

(416) 863-2866

philip.smith@scotiabank.com

Annie Cuerrier, Global Communications, Scotiabank

(416) 775-0828

annie.cuerrier@scotiabank.com